EXHIBIT 12

Calculation of Ratio of Earnings (Losses) to Fixed Charges
(in thousands, except ratios)

The following table sets forth our historical ratio of earnings (losses) to fixed charges for the periods indicated:

	Year Ended December 31,
	2000	2001	2002	2003	2004
Earnings (losses):
Income (loss) before provision for (benefit of) income
taxes, cumulative effect of accounting changes	$(7,315)	$(30,448)	$(120,268)	$(316,791)	$(25,137)
Add:
Amortized premiums, discounts and capitalized
expenses related to debt	0	0	0	483	1,007
Interest expense	6,453	3,783	1,312	2,367	634
Operating lease interest	10,104	13,125	11,627	12,168	10,637

Total earnings (losses) available for fixed charges	$9,242	$(13,540)	$(107,329)	$(301,773)	$(12,859)

Fixed charges
Interest expense	$6,453	$3,783	$1,312	$2,367	$634
Amortized premiums, discounts and capitalized
expenses related to debt	0	0	0	483	1,007
Operating lease interest	10,104	13,125	11,627	12,168	10,637

Total fixed charges	$16,557	$16,908	$12,939	$15,018	$12,278

Ratio of earnings (losses) to fixed charges	0.6	(a)	(a)	(a)	(a)

(a)	The earnings for the years ended December 31, 2004, 2003, 2002 and 2001 were inadequate to cover total fixed charges. The coverage deficiencies for the years ended December 31, 2004, 2003, 2002 and 2001 were (in thousands): $25,137, $316,791, $120,268 and $30,448, respectively.